CERTIFICATES OF QUALIFIED PERSONS

I do hereby certify that;

1.	My name is Linda Catherine Sprigg and I am a Resource Geologist for Octree Consulting Pty Ltd. My full address is 18/101 Hastings Street, Scarborough, WA, Australia 6019.

2.

This certificate applies to the attached report entitled “NI43-101 Report on the Topia Mine Mineral Resource Estimation, as of November 30th, 2013” prepared for Great Panther Silver Limited, dated May 9th, 2014

3.

I certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. I am a Registered Professional Geoscientist of The Australian Institute of Geoscientists (RPGeo AIG), and am a BSc. Geology (Hons.) graduate of The University of Melbourne (2003) and an MSc. (Economic Geology) graduate of The University of Tasmania (2013).

4.

My relevant experience as it relates to this Technical Report includes practice as a Geologist in the fields of resource definition and estimation, mining and exploration on projects at various stages of development (green-fields through to established operation) within Laos, Vietnam, Australia and Mexico. I have worked with various commodities (Ag, Au, Pb, Zn, Cu, Mn, Bi, Fluorite, and W) hosted within various geological environments in both open pit and underground operating environments.

5.	I am the author responsible for contributions to sections 25, 26, 27, 28 and 29, and responsible for sections 12 and 14 of this report utilizing data supplied by GPR.

6.	I am independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43-101.

7.	I have never visited the Topia property.

8.	I have read NI 43-101 and NI 43-101F1 and have prepared the sections of the technical report for which I am responsible in compliance with both the instrument and form.

9.

To the best of my knowledge, information and belief, the parts of this technical report for which I am responsible contain all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

“Linda C. Sprigg”

Linda C. Sprigg, RPGeo AIG

DATED at Perth, Australia this 30th day of September, 2014